GOLDMAN SACHS BDC, INC.

200 West Street

New York, NY 10282

(212) 902-0300

July 29, 2020

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Catalina Jaime
Mindy Rotter
Lisa Larkin
Jacob Sandoval

Re:	Goldman Sachs BDC, Inc.
Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14
File Number 333-235856

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Goldman Sachs BDC, Inc., a Delaware corporation (the “Company”), respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 (File No. 333-235856) (the “Registration Statement”) so that such Registration Statement may be declared effective at 4:30 p.m. on July 31, 2020, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to Eric Siegel of Dechert LLP at (215) 994-2757, and that such effectiveness also be confirmed in writing.

Very truly yours,

GOLDMAN SACHS BDC, INC.

By:	/s/ Jonathan Lamm
Name:	Jonathan Lamm
Title:	Chief Financial Officer